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                                                   Exhibit 99.1

Reconciliation of Previously Reported Quarterly Information

On July 29 1994, The Frankford Corporation (Frankford) was merged with Keystone resulting in the termination of the separate legal existence of Frankford. The merger was accounted for under the pooling of interests method of accounting and, accordingly, the consolidated financial statements were restated. Columns one and two of the following presentation represent amounts previously reported by the individual entities. Column three, which represents total combined Keystone as reported in the Annual Report to Shareholders, is the sum of columns one and two with the exception of earnings per share, which are calculated based on total average shares of the combined entity after giving effect to the issuance of shares resulting from the merger.
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


                            Historical
                             Keystone   Frankford    KFI
(In thousands)
For the quarter ended:

March 31, 1994:

     Net Interest Income       $38,627     $6,547  $45,174

     Net Income                 12,060      1,986   14,046

     Earnings Per Share            .63       0.63     0.60

June 30, 1994:

     Net Interest Income       $39,899     $6,488  $46,387

     Net Income                 12,407      1,533   13,940

     Earnings Per Share           0.65       0.48     0.60

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